Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Toro Corp. (“Toro”) for the six months ended June 30, 2024, and June 30, 2025. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Toro and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2025. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2024 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

Business Overview and Fleet Information

We are an independent, growth-oriented shipping company that was incorporated under the laws of the Republic of the Marshall Islands in July 2022 by Castor Maritime Inc. (“Castor”) to serve as the holding company of Castor’s former tanker owning subsidiaries and Elektra Shipping Co. (formerly owning the M/T Wonder Arcturus) in connection with the spin-off of Castor’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on March 7, 2023, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2024 Annual Report.

We acquire, own, charter and operate oceangoing tanker and LPG carrier vessels and provide worldwide seaborne transportation services for refined petroleum products and liquefied petroleum gas (“LPG”).

As of October 1, 2025, we operated a fleet of four vessels that engages in the worldwide transportation of refined petroleum products and liquefied petroleum gas and comprises (i) two MR (MR2 class) tankers, which transports refined petroleum products, and (ii) two LPG carriers of 5,000 cbm each, which transport LPG. Our fleet has an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 9.0 years. During the six months ended June 30, 2025, we operated a fleet of (i) one Handysize tanker, which transported refined petroleum products, and (ii) four LPG carrier vessels, which transported LPG. As a result of the different characteristics of the transport of refined petroleum products (carried by Handysize tanker vessels) and LPG (carried by LPG carriers), as well as differences in the nature of trade, trading routes, charterers and cargo handling of LPG and  refined petroleum products, we have determined that during the six months ended June 30, 2025, we operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment. Following completion of the sale of the M/T Wonder Sirius on January 24, 2024, the Company no longer has any Aframax/LR2 vessels and the results of operations and cash flows of the Aframax/LR2 tanker segment, as well as their assets and liabilities, are reported as discontinued operations for all periods presented. For information on our discontinued operations, see Note 3 to the unaudited interim condensed consolidated financial statements. On April 14, 2025, we completed the previously announced contribution of the subsidiaries then constituting our Handysize tanker segment to our then wholly owned subsidiary, Robin Energy Ltd. (“Robin”), in exchange for various issuances of stock by Robin and the distribution of all common shares of Robin on a pro rata basis to our common shareholders (such transactions collectively, the “Robin Spin-Off”). We retain an interest in Robin through our ownership of Series A Convertible Preferred Stock of Robin, with an aggregate liquidation preference of $50,000,000. Following the Robin Spin-Off and the acquisition of the new MR (MR2 class) tanker vessel in July 2025 (see Note 6 and 17(f) to the unaudited interim condensed consolidated financial statements), the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and strategic continuity of the segment.

Our fleet is currently contracted to operate on time charters. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, and as of June 30, 2025, Castor Ships S.A. (“Castor Ships”), a  related party, provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers, except the M/T Wonder Mimosa, for which Castor Ships provided the technical management from June 7, 2023 until the Robin Spin-Off, on April 14, 2025.

The following table summarizes key information about our fleet as of October 1, 2025:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate ($/day)	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Carrier Segment
LPG DreamArrax	4,753	2015	Japan	Time Charter Period(1)	335,000 per month	April 2026	May 2026
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period(2)	354,500 per month	February 2026	April 2027
MR (Handysize/MR2) Segment
M/T Wonder Altair	50,303	2021	China	Time Charter Period(3)	17,675 per day	November 2025	February 2026
M/T WonderMaia(4)	50,808	2014	South Korea	Time Charter Period	22,800 per day	March 2026	May 2026

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option. The charterer exercised this option, effective from May 14, 2025.

(2)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2024, at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterer. On January 22, 2025, it was agreed between us and the charterer that from March 22, 2025 until March 22, 2026 (plus or minus thirty days in charterer’s option), the rate is increased to $354,500 per month, plus twelve months at the charterer’s option (plus or minus thirty days in charterer’s option). The rate for the optional period will be increased at a rate to be mutually agreed between us and the charterer.

(3)
On September 24, 2025, the vessel has been fixed under a new time charter period contract of twelve months (plus or minus forty days in charterer’s option) at $20,600 per day. The new time charter will commence upon expiration of the current time charter.

(4)
On September 19, 2025, we, through a wholly owned subsidiary, entered into an agreement to acquire the M/T Wonder Maia, for a purchase price of $30.3 million. The vessel was delivered to us on September 29, 2025. On September 24, 2025, the Company paid deposit to the vessel’s seller amounting to $3.0 million, or 10% of the purchase price of the vessel, and the balance of $27.3 million is payable upon delivery of the vessel.

Recent Developments

Please refer to Note 17 to our unaudited interim condensed consolidated financial statements for developments that took place after June 30, 2025.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker / LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs) and potential requisitions of our vessels during a period of war or emergency;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and each of their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and pool operators and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals requested by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

•
The risks associated with Castor’s business as a result of our investment in the Series D Preferred Shares of Castor and risks associated with Robin’s business as a result of our investment in the Series A Preferred Shares of Robin.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report.

Employment and operation of our fleet

A significant factor that impacts our profitability, in addition to the size and composition of our fleet, is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers’ business, our customer base is currently concentrated to a small number of charterers and a single pool manager. The breadth of our customer base has historically had an impact on the profitability of our business and in the six months ended June 30, 2025, 22% of our revenues were earned on pool arrangements entered into with one pool manager and 78% of our revenues were earned on time charters entered into with three different charterers. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from voyage charters, time charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to ship management agreements with Castor Ships.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change – amount
Total vessel revenues	$11,847,244	$9,596,953	$(2,250,291)
Expenses:
Voyage expenses (including commissions to related party)	(1,076,661)	(626,994)	449,667
Vessel operating expenses	(4,556,408)	(4,548,328)	8,080
Management fees to related parties	(945,490)	(919,989)	25,501
Depreciation and amortization	(2,319,326)	(2,306,700)	12,626
General and administrative expenses (including costs from related parties)	(4,698,176)	(3,955,945)	742,231
Provision for doubtful accounts	(25,369)	—	25,369
Operating loss	$(1,774,186)	$(2,761,003)	(986,817)
Interest and finance costs, net(1)	4,085,933	2,988,954	(1,096,979)
Foreign exchange (losses)/gains	(3,404)	35,744	39,148
Dividend income from related party	1,263,889	2,620,833	1,356,944
Dividend income on equity securities	4,136	4,623	487
(Loss)/Gain on equity securities	(13,837)	22,163	36,000
Income taxes	(22,497)	—	22,497
Net income and comprehensive income from continuing operations, net of taxes	$3,540,034	$2,911,314	$(628,720)
Net income and comprehensive income from discontinued operations, net of taxes	$19,714,094	$100,766	$(19,613,328)
Net income and comprehensive Income	$23,254,128	$3,012,080	$(20,242,048)

(1)	Includes interest and finance costs, net of interest income, if any.

Total Vessel Revenues

Total vessel revenues, net of charterers’ commissions, decreased to $9.6 million in the six months ended June 30, 2025, from $11.8 million in the same period in 2024. This decrease of $2.2 million was mainly associated with the decrease in the Available Days of our fleet to 781 days in the six months ended June 30, 2025, from 884 days in the corresponding period in 2024, as a result of the Robin Spin-Off on April 14, 2025 and the decrease in the prevailing charter rates of our Handysize vessels, partially offset by slightly increased hire rates of our LPG carrier vessels. During the six months ended June 30, 2025, our fleet earned on average a Daily TCE Rate of $11,485, compared to an average Daily TCE Rate of $12,184 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage expenses for our fleet decreased to $0.6 million in the six months ended June 30, 2025, from $1.1 million in the same period in 2024. This decrease of $0.5 million was mainly associated with decreased bunkers consumption costs by $0.6 million in the six months ended June 30, 2025, as compared to the same period in 2024. This decrease reflects that, during the six months ended June 30, 2024, one of our vessels was operated under a voyage charter, under which we incur bunker consumption,  compared to the same period of 2025, when our vessels were operated under time charters and pool agreement,

Vessel Operating Expenses

Vessel operating expenses amounted to $4.6 million in both the six months ended June 30, 2025 and 2024, reflecting the decrease in the Ownership Days of our fleet to 827 days in the six months ended June 30, 2025, from 910 days in the corresponding period in 2024 following the Robin Spin-Off, and offset by the slight increase in repairs and maintenance costs in the six months ended June 30, 2025, as compared in the same period in 2024.

Management Fees

Management fees amounted to $0.9 million in both the six months ended June 30, 2025 and 2024, reflecting (i) the decrease in the Ownership Days of our fleet, and offset by (ii) higher management fees, which increased from  $1,039 per vessel per day to $1,071 per vessel per day effective July 1, 2024, as a result of adjustments for inflation in accordance with the terms of the master management agreement, between the Company, the Company’s shipowning subsidiaries and Castor Ships, effective from July 1, 2022 (the “Master Management Agreement”).

Depreciation and Amortization

Depreciation expenses for our fleet decreased to $2.0 million in the six months ended June 30, 2025, from $2.1 million in the same period in 2024 as a result of the decrease in the Ownership Days of our fleet. Dry-dock amortization charges increased to $0.3 million in the six months ended June 30, 2025, from $0.2 million in the same period in 2024, mainly related to the amortization of LPG Dream Terrax and LPG Dream Arrax, which initiated and completed its scheduled dry-dock in the first and second quarters of 2025.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2025, amounted to $4.0 million, whereas, in the same period in 2024, general and administrative expenses totaled $4.7 million. This decrease is mainly associated with the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $1.8 million and $2.6 million for the six months ended June 30, 2025 and 2024, respectively.

Interest and finance costs, net

Interest and finance costs, net, amounted to $3.0 million in the six months ended June 30, 2025, whereas in the same period of 2024, interest and finance costs, net amounted to $4.1 million. This variation is mainly due to the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances during the six months ended June 30, 2025, as compared with the same period of 2024, partially offset by the increase in interest income from related party during the six months ended June 30, 2025, as compared with the same period of 2024, due to the $100.0 million senior term loan facility to Castor entered into on December 11, 2024 and fully repaid on May 5, 2025.

Net income from discontinued operations

Net income from discontinued operations decreased by $19.6 million to $0.1 million in the six months ended June 30, 2025, as compared to $19.7 million in the same period in 2024. For further details regarding the amounts recorded in respect of discontinued operations in the six months ended June 30, 2024 and 2025, please refer to Note 3 to our unaudited interim condensed consolidated financial statements.

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024 — MR (Handysize/MR2) Tanker Segment

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change – amount
Total vessel revenues	$4,019,697	$2,068,779	$(1,950,918)
Expenses:
Voyage expenses (including commissions to related party)	(156,626)	(266,641)	(110,015)
Vessel operating expenses	(1,135,874)	(696,733)	439,141
Management fees to related parties	(189,098)	(144,585)	44,513
Depreciation and amortization	(463,714)	(415,178)	48,536
Segment operating income	$2,074,385	$545,642	$(1,528,743)

Total Vessel Revenues

Total vessel revenues, net of charterers’ commissions for our MR (Handysize/MR2) tanker segment decreased to $2.1 million in the six months ended June 30, 2025, from $4.0 million in the same period in 2024. This decrease of $2.0 million was driven by the decrease in the Available Days of our Handysize vessels in our fleet to 103 days in the six months ended June 30, 2025, from 156 days in the corresponding period in 2024, as a result of the Robin Spin-Off on April 14, 2025 and the decrease in the prevailing charter rates of our Handysize vessels. During the six months ended June 30, 2025, our Handysize fleet earned on average a Daily TCE Rate of $17,496, compared to an average Daily TCE Rate of $24,763 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

Voyage Expenses increased to $0.3 million for our MR (Handysize/MR2) tanker segment in the six months ended June 30, 2025, from $0.2 million compared to the same period in 2024, as a result of the increase by $0.1 million of port and other expenses.

Vessel Operating Expenses

The decrease in operating expenses for our MR (Handysize/MR2) tanker segment by $0.4 million to $0.7 million in the six months ended June 30, 2025, from $1.1 million in the corresponding period of 2024, mainly reflects the decrease of the Ownership Days of our MR (Handysize/MR2) tanker fleet to 103 days in the six months ended June 30, 2025, from 156 days in the corresponding period in 2024.

Management Fees

Management fees for our MR (Handysize/MR2) tanker segment decreased to $0.14 million in the six months ended June 30, 2025, from $0.19 million in the same period in 2024, as a result of the decrease of the Ownership Days of our MR (Handysize/MR2) tanker fleet, partially offset by the increased management fees following the inflation-based adjustments in management fees discussed in more detail under “—Consolidated Results of Operations—Management Fees”.

Depreciation and Amortization

Depreciation expenses for our MR (Handysize/MR2) tanker segment decreased to $0.2 million in the six months ended June 30, 2025, from $0.3 million in the same period in 2024, as a result of the decrease in the Ownership Days of our MR (Handysize/MR2) tanker fleet. Dry-dock amortization charges increased to $0.3 million in the six months ended June 30, 2025, from $0.2 million in the same period in 2024, related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024.

 Six months ended June 30, 2025, as compared to the six months ended June 30, 2024 — LPG Carrier Segment

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change – amount
Total vessel revenues	$7,827,547	$7,528,174	$(299,373)
Expenses:
Voyage expenses (including commissions to related party)	(920,035)	(360,353)	559,682
Vessel operating expenses	(3,420,534)	(3,851,595)	(431,061)
Management fees to related parties	(756,392)	(775,404)	(19,012)
Depreciation and amortization	(1,855,612)	(1,891,522)	(35,910)
Provision for doubtful accounts	(25,369)	—	25,369
Segment operating income	$849,605	$649,300	$(200,305)

Total Vessel Revenues

Total vessel revenues for our LPG carrier segment amounted to $7.5 million in the six months ended June 30, 2025, as compared to $7.8 million in the same period of 2024. This decrease of $0.3 million is mainly due to the decrease in the Available Days of our LPG carrier vessels in our fleet to 678 days in the six months ended June 30, 2025, from 728 days in the corresponding period in 2024, due to the fact that during the six months ended June 30, 2025, the LPG Dream Arrax and LPG Dream Terrax initiated and completed their scheduled dry-dock repairs. During the six months ended June 30, 2025, our LPG Carrier fleet earned on average a Daily TCE Rate of $10,572, compared to an average Daily TCE Rate of $9,488 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the six months ended June 30, 2025, our LPG carriers were engaged in time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.4 million and $0.9 million, respectively, in the six months ended June 30, 2025 and the same period of 2024. This decrease of $0.5 million is mainly associated with a $0.6 million decrease in bunkers consumption costs in the six months ended June 30, 2025 compared to the same period in 2024.

Vessel Operating Expenses

The increase in Vessel operating expenses for our LPG carrier segment by $0.5 million, to $3.9 million in the six months ended June 30, 2025, from $3.4 million in the same period in 2024, mainly reflects the increase in crew and related costs in the six months ended June 30, 2025, as compared in the same period in 2024, mainly due to the increased crew changes in our fleet.

Management Fees

Management fees amounted to $0.8 million in both the six months ended June 30, 2025 and 2024.

Depreciation and Amortization

Depreciation expenses for our LPG carrier segment amounted to $1.9 million in both the six months ended June 30, 2025 and 2024. Dry-dock amortization charges in the six months ended June 30, 2025, amounted to $0.04 million, related to the amortization of the LPG Dream Arrax and LPG Dream Terrax, which initiated and completed their scheduled dry-dock and special survey in the first and second quarters of 2025. There were no dry-dock and special survey amortization charges in the six months ended June 30, 2024.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, borrowings from debt transactions, and proceeds from equity offerings, to the extent available and permitted. We may also receive cash from vessel sales, such as the two vessels we have agreed to sell in the third quarter of 2025. Our liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels, financing new projects and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) (refer to Note 4 to our unaudited interim condensed consolidated financial statements). During the six months ended June 30, 2025, the Term Loan was fully repaid.

For the six months ended June 30, 2025, our principal sources of funds were cash from operations and  from the full repayment to us of the Term Loan.

As of June 30, 2025, and December 31, 2024, we had cash and cash equivalents of $114.7 million and $37.2 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of June 30, 2025 and December 31, 2024, we had a working capital surplus of $115.9 million and $50.6 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from June 30, 2025, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

As of June 30, 2025, there was commitment relating to purchase agreement of a 2021-built MR tanker vessel, the M/T Wonder Altair, from an unaffiliated third party at a total purchase price of $36.25 million, amounting to $30.8 million, which represents 85% of its total purchase price, payable in cash upon delivery of the vessel. The vessel was delivered, and the $30.8 million balance of the purchase price was paid, in the third quarter of 2025.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and expenditures relating to the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2025 and the six months ended June 30, 2024:
	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2025
Net cash provided by / (used in) operating activities from continuing operations	$10,349,883	$(6,487,669)
Net cash (used in) / provided by investing activities from continuing operations	$(3,037,469)	$94,921,704
Net cash used in financing activities from continuing operations	$(4,428,008)	$(11,056,450)
Net cash provided by operating activities from discontinued operations	$3,490,003	$94,908
Net cash provided by investing activities from discontinued operations	$32,488,070	$—
Net cash used in financing activities from discontinued operations	$(5,257,200)	$—
Cash, cash equivalents and restricted cash at beginning of period	$155,585,401	$37,197,848
Cash, cash equivalents and restricted cash at end of period	$189,190,680	$114,670,341

Operating Activities (from continuing operations): Net cash used in operating activities amounted to $6.5 million for the six months ended June 30, 2025, consisting of net income of $2.9 million, non-cash adjustments related to depreciation and amortization of $2.3 million, a payment of dry-dock costs of $1.0 million, stock compensation cost of $1.8 million and a net increase of $12.3 million in working capital which mainly derived from (i) an increase in accounts receivable by $0.7 million, (ii) an increase in prepaid expenses and other assets by $1.0 million, (iii) an increase in due from related parties by $12.1 million, (iv) an increase in accounts payable by $0.9 million and (v) an increase in accrued liabilities by $0.5 million.

For the six months ended June 30, 2024, net cash provided by operating activities amounted to $10.3 million, consisting of net income of $3.5 million, non-cash adjustments related to depreciation and amortization of $2.3 million, a payment of dry-dock costs of $0.2 million, stock-based compensation cost of $2.6 million and a net decrease of $2.0 million in working capital which mainly derived from (i) a decrease in accounts receivable by $0.8 million, (ii) a decrease in prepaid expenses and other assets by $0.7 million, (iii) a decrease in accounts payable by $0.3 million and (iv) an increase in deferred revenue by $0.6 million.

The $16.8 million decrease in net cash provided by operating activities in the six months ended June 30, 2025, as compared with the same period of 2024, reflects mainly the increase in due from related parties as a result of the Robin Spin-Off.

Investing Activities (from continuing operations): Net cash provided by investing activities in the six months ended June 30, 2025 amounted to $94.9 million and mainly reflects the proceeds from the repayment of the Term Loan, as offset by $5.4 million reflecting the advance deposit for the acquisition of the M/T Wonder Altair which was delivered to the Company on July 11, 2025. Net cash used in investing activities in the six months ended June 30, 2024 amounted to $3.0 million and mainly reflects the purchase of equity securities amounting to $3.1 million partially offset by $0.1 million of proceeds from sale of equity securities.

Financing Activities (from continuing operations): Net cash used in financing activities during the six months ended June 30, 2025 amounted to $11.1 million and relates to (i) the capital contribution of $10.4 million made to Robin in connection to the Robin Spin-Off and (ii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2024 to April 14, 2025 amounting to $0.7 million.

Net cash used in financing activities during the six months ended June 30, 2024 amounted to $4.4 million and relates to (i) payment for repurchase of common shares under the Company’s share repurchase program amounting to $3.7 million and (ii) payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2023 to April 14, 2024 amounting to $0.7 million.

In the six months ended June 30, 2025 and 2024, the parent company (continuing operations) received the amounts of $0 and $64.6 million, respectively, representing return of capital and dividend from discontinued operations, which are eliminated upon consolidation. Also, in the six months ended June 30, 2025, the treasury manager of the parent company (continuing operations) returned to the discontinued operations the amount of $0, and in the six months ended June 30, 2024, the discontinued operations transferred to the treasury manager of the parent company (continuing operations) the amount of $30.0 million, which are eliminated in consolidation.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2024 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included in our 2024 Annual Report.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025.

The tanker industry is historically cyclical and seasonal, leading to volatility in charter rates, revenue, and earnings which may adversely affect our business, financial condition and operating results.

The tanker industry is historically cyclical, leading to volatility in charter rates, revenues, and earnings. This cycle may be influenced by seasonality, geopolitical disruptions, longer voyage distances, and fluctuations in fleet size due to new deliveries, vessel demolitions, and conversions as evidenced by the clean products segment, which recorded a notable year-over-year earnings decline in the first half of 2025. Demand for tankers is closely tied to the crude oil and petroleum products markets, which are themselves cyclical and volatile. Tanker employment also depends on oil supply and demand dynamics and the balance between modern and older tonnage.

The limited activity in the Handysize/MR2 tanker newbuilding market during 2024 has continued in 2025, and, as result, the new contracting to active fleet ratio continues to remain at relatively low levels. The worldwide Handysize/MR2 tanker fleet grew by 1.7% during 2024 and growth until August, 2025, was 2.2%. The total orderbook of Handysize/MR2 tanker vessels as of the same date stood at 5% of the current fleet, with deliveries expected mainly during the next two years.

The factors affecting the supply of tanker vessel capacity are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes in charter rates. Any of these factors could have a material adverse effect on our business, financial condition and operating results. In particular, a significant decrease in tanker charter rates would cause our revenues and tanker asset values to decline.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated (continuing operations)

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Total vessel revenues	$11,847,244	$9,596,953
Voyage expenses – including commissions to related party	(1,076,661)	(626,994)
TCE revenues	$10,770,583	$8,969,959
Available Days	884	781
Daily TCE Rate	$12,184	$11,485

Reconciliation of Daily TCE Rate to Total vessel revenues — MR (Handysize/MR2) Tanker Segment

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Total vessel revenues	$4,019,697	$2,068,779
Voyage expenses – including commissions to related party	(156,626)	(266,641)
TCE revenues	$3,863,071	$1,802,138
Available Days	156	103
Daily TCE Rate	$24,763	$17,496

Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment
	Six months ended June 30,	Six months ended June 30,
	2024	2025
Total vessel revenues	$7,827,547	$7,528,174
Voyage expenses – including commissions to related party	(920,035)	(360,353)
TCE revenues	$6,907,512	$7,167,821
Available Days	728	678
Daily TCE Rate	$9,488	$10,572